Exhibit 11.1

Computation of Earnings per Share

2007
Basic:

Net Loss	$(88,914)

Average shares:
Common shares issued	96,397,506
Average shares outstanding	96,397,506

Net income per common share, basic	$(0.00)

Diluted:

Net Loss	$(88,914)

Average shares:
Common shares issued	107,289,006
Average shares outstanding	96,397,506

Net income per common share, diluted	$(0.00)